Exhibit 99.1

PAMELA TURBEVILLE NAMED CEO OF NAVISTAR FINANCIAL CORPORATION

WARRENVILLE, Il. – February 11, 2004 – Pamela J. Turbeville has been named senior vice president and chief executive officer of Navistar Financial Corporation, the financial subsidiary of Navistar International Corporation (NYSE:NAV).

Turbeville, 53, had been senior vice president of human resources and administration for Navistar's operating company, International Truck and Engine Corporation since she joined the company in 1998. She succeeds Phyllis E. Cochran, who last month was named head of parts operations at International Truck and Engine Corporation.

Prior to joining Navistar, Turbeville served in various capacities for a number of respected companies, including W.R. Grace and Company, Northern Telecom and Johns-Manville Corporation. At those companies, she held senior-level positions in human resources, finance and administration with worldwide responsibility.

Turbeville has a master's of business administration in finance from the University of Denver in 1983, a master's of science degree in environmental science from the University of Texas at Dallas in 1976 and a bachelor's degree in college education and family and consumer sciences from the University of Arizona in 1972. In addition, she is a 1989 graduate of the Stanford Executive Program.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.internationaldelivers.com.